UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

Sears Hometown and Outlet Stores, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

812362101

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812362101

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,656,725
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,656,725
	10.	Shared Dispositive Power 8,569,873
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,226,598
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.3% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 22,702,132 shares of Common Stock outstanding as of May 3, 2019, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended February 2, 2019 that was filed by the Issuer with the Securities and Exchange Commission on May 3, 2019.

CUSIP No. 812362101

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,656,725
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,656,725
	10.	Shared Dispositive Power 8,569,873
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,226,598
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.3% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 22,702,132 shares of Common Stock outstanding as of May 3, 2019, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended February 2, 2019 that was filed by the Issuer with the Securities and Exchange Commission on May 3, 2019.

CUSIP No. 812362101

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,656,725
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,656,725
	10.	Shared Dispositive Power 8,569,873
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,226,598
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.3% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Based upon 22,702,132 shares of Common Stock outstanding as of May 3, 2019, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended February 2, 2019 that was filed by the Issuer with the Securities and Exchange Commission on May 3, 2019.

CUSIP No. 812362101

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO; PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,226,598
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,656,725
	10.	Shared Dispositive Power 8,569,873
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,226,598
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.3% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based upon 22,702,132 shares of Common Stock outstanding as of May 3, 2019, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended February 2, 2019 that was filed by the Issuer with the Securities and Exchange Commission on May 3, 2019.

This Amendment No. 16 to Schedule 13D (this “Amendment No. 16”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Sears Hometown and Outlet Stores, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 16 amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment No. 16, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously filed with the Securities and Exchange Commission (“SEC”).

The Reporting Persons are filing this Amendment No. 16 to report a distribution by Partners of shares of Common Stock on a pro rata basis to certain limited partners that elected in 2018 to redeem all or a portion of their interest in Partners.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“In connection with the May 10, 2019 distributions by Partners of an aggregate of 906,836 shares of Common Stock on a pro rata basis to certain limited partners that elected in 2018 to redeem all or a portion of their interest in Partners, in lieu of withholding a reasonable reserve from such distributions with respect to those limited partners that elected to redeem all of their interest in Partners (the “Redeeming Limited Partners”) for the purpose of satisfying the relevant Redeeming Limited Partner’s share of any contingent liabilities of or claims against Partners, a separate account controlled by Partners or its designee was established on behalf of, and for the benefit of, such Redeeming Limited Partners (each, a “Liability Account” and, collectively, the “Liability Accounts”) pursuant to the limited partnership agreement of Partners. From the shares of Common Stock distributed by Partners to the Redeeming Limited Partners, an aggregate of 792,209 shares of Common Stock were contributed into the Liability Accounts of such Redeeming Limited Partners. These contributions of shares of Common Stock into the Liability Accounts were effected pursuant to the terms of the limited partnership agreement of Partners and no other consideration was paid in connection with such contributions.”

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of May 14, 2019, the Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES		SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	13,226,598	(1)(2)	58.3	% (3)	4,656,725	(2)	0	4,656,725	(2)	8,569,873	(1)
RBS Partners, L.P.	13,226,598	(1)(2)	58.3	% (3)	4,656,725	(2)	0	4,656,725	(2)	8,569,873	(1)
ESL Investments, Inc.	13,226,598	(1)(2)	58.3	% (3)	4,656,725	(2)	0	4,656,725	(2)	8,569,873	(1)
Edward S. Lampert	13,226,598	(1)(2)	58.3	% (3)	13,226,598	(1)(2)	0	4,656,725	(2)	8,569,873	(1)

(1)

This number includes 8,569,873 shares of Common Stock held by Mr. Lampert. Partners has entered into the Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities held by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.

(2)

This number includes 3,864,516 shares of Common Stock held by Partners and 792,209 shares of Common Stock held in the Liability Accounts controlled by Partners. RBS is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, Partners. ESL is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, RBS. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities beneficially owned by, ESL.

(3)

This is based upon 22,702,132 shares of Common Stock outstanding as of May 3, 2019, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended February 2, 2019 that was filed by the Issuer with the Securities and Exchange Commission on May 3, 2019.

(c)    Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d)    Not applicable.

(e)    Not applicable.”

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.2	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 99.2 to the Schedule 13D relating to the Common Stock of the Issuer filed on September 12, 2012 by the Reporting Persons, SPE I Partners, LP, SPE Master I, LP, ESL Institutional Partners, L.P., RBS Investment Management, L.L.C. and CRK Partners, LLC with the Securities and Exchange Commission).

99.6	Joint Filing Agreement (incorporated by reference to Exhibit 99.6 to the Schedule 13D relating to the Common Stock of the Issuer filed on January 5, 2016 by the Reporting Persons with the Securities and Exchange Commission).

99.7	Letter from Transform Holdco LLC to the Board of Directors of Sears Hometown and Outlet Stores, Inc., dated April 5, 2019 (incorporated by reference to Exhibit 99.7 to the Schedule 13D relating to the Common Stock of the Issuer filed on April 8, 2019 by the Reporting Persons with the Securities and Exchange Commission).

99.8	Action by Written Consent of Stockholders of Sears Hometown and Outlet Stores, Inc., dated April 15, 2019 (incorporated by reference to Exhibit 99.8 to the Schedule 13D relating to the Common Stock of the Issuer filed on April 15, 2019 by the Reporting Persons with the Securities and Exchange Commission).

99.9	Letter from ESL Investments, Inc. to the Board of Directors of Sears Hometown and Outlet Stores, Inc., dated April 15, 2019 (incorporated by reference to Exhibit 99.9 to the Schedule 13D relating to the Common Stock of the Issuer filed on April 15, 2019 by the Reporting Persons with the Securities and Exchange Commission).

99.10	Letter from ESL Investments, Inc. to the Stockholders of Sears Hometown and Outlet Stores, Inc., dated April 15, 2019 (incorporated by reference to Exhibit 99.10 to the Schedule 13D relating to the Common Stock of the Issuer filed on April 15, 2019 by the Reporting Persons with the Securities and Exchange Commission).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2019

ESL PARTNERS, L.P.

By:	RBS Partners, L.P., as its general partner

By:	ESL Investments, Inc., as its general partner

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By:	ESL Investments, Inc., as its general partner

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

EDWARD S. LAMPERT

By:	/s/ Edward S. Lampert

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF

SEARS HOMETOWN AND OUTLET STORES, INC.

Entity	Date of Transaction	Description of Transaction	Shares Disposed		Price Per Share
ESL Partners, L.P.	05/10/2019	Pro Rata Distribution to Redeeming Limited Partners	114,627	(1)	$0

(1)

Represents the number of shares of common stock, par value $0.01 per share (the “Common Stock”), of Sears Hometown and Outlet Stores, Inc., over which ESL Partners, L.P. (“Partners”) divested beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, following the May 10, 2019 distributions by Partners of an aggregate of 906,836 shares of Common Stock on a pro rata basis to certain limited partners that elected in 2018 to redeem all or a portion of their interest in Partners and, from the shares of Common Stock distributed by Partners to those limited partners that elected to redeem all of their interest in Partners (the “Redeeming Limited Partners”), the aggregate of 792,209 shares of Common Stock that were contributed into separate accounts controlled by Partners or its designee that were established on behalf of, and for the benefit of, such Redeeming Limited Partners, which was effected pursuant to the terms of the limited partnership agreement of Partners in lieu of withholding a reasonable reserve from the amounts otherwise distributable to such Redeeming Limited Partners for the purpose of satisfying the relevant Redeeming Limited Partner’s share of any contingent liabilities of or claims against Partners.